October 12, 2017

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
File No. 001-35106

Dear Ms. Blye:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated September 29, 2017, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 of AMC Networks Inc. (“we”, the “Company” or “AMC Networks”) filed on February 24, 2017.

The Company appreciates the efforts of the Staff in this review process. We acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

For reference purposes, the text of the Staff’s September 29, 2017 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text.

General

1.
Publicly available information indicates that you have agreements with beIN and OSN to distribute AMC content such as Outdoor Channel and Sundance Channel, and that both beIN and OSN operate in Sudan and Syria. Additionally, you state on page 5 of the 10-K that you deliver programming in countries in the Middle East and Africa, regions that include Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Company Response:

With respect to business operations in or with Syria and Sudan, AMC Networks confirms the following:

•
AMC Networks has no direct or indirect business ties with the government of Syria or the government of Sudan or any entities that are owned or controlled by agencies or departments of the governments of either Syria or Sudan;

•	AMC Networks has no subsidiaries, affiliates, employees, or offices of any kind in either Syria or Sudan; and

•	AMC Networks has no sales to or agreements, commercial arrangements or other contacts with customers, distributors, resellers or other entities in Syria or Sudan.

As noted by the Staff, AMC Networks does have agreements with beIN Sports MENA W.L.L., which is incorporated and existing under the laws of the State of Qatar (“BeIN”), and Gulf DTH FZ LLC, a company licensed in the Dubai Technology and Media Free Zone Authority (“OSN”) to distribute its programming in certain countries located in the Middle East and Africa. However, each of these agreements provides that the Company’s programming services/channels shall not be distributed in any country or territory where the distribution of our programming is prohibited by any U.S. regulation or other applicable U.S. laws. As such, we have not permitted either BeIN or OSN to distribute any of our programming in either Sudan or Syria and have confirmed with beIN and OSN that none of the Company’s programming has been distributed in Syria or Sudan.

As a U.S. company, AMC Networks is committed to compliance with all applicable U.S. trade and economic sanctions and export controls relating to Syria and Sudan or other sanctioned countries, entities or individuals.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response: As stated in our response to Comment 1, the Company has no known past, current or anticipated contacts with Sudan or Syria. Accordingly, the Company believes that there is no quantitative or qualitative material investment risk for our security holders, and therefore it does not anticipate any associated investor divestment or similar initiatives.

If you have any questions or comments regarding the enclosed materials, please contact Jamie Gallagher, Executive Vice President and General Counsel at 646-273-3606 or Sean Sullivan, Chief Financial Officer, at 646-393-8135.

Very truly yours,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

cc:    Larry Spirgel, Assistant Director
Division of Corporation Finance
Daniel Leslie, Staff Attorney
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Executive Vice President and General Counsel
Chris Wymbs, Executive Vice President and Chief Accounting Officer
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Frank Albarella
(KPMG LLP)